July 28, 2005



Mail Stop 6010

John F. Rein, Jr.
Executive Vice President, Chief
Financial Officer and Secretary
Veeco Instruments, Inc.
100 Sunnyside Boulevard, Suite B
Woodbury, New York 11797

Re:	Veeco Instruments, Inc.
      Form 10-K for Fiscal Year Ending December 31, 2004
      Filed March 16, 2005
      File No. 0-16244

Dear Mr. Rein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 3.  Legal Proceedings, page 16
1. In future filings, please quantify, if material, the amount of your revenues from the asserted invalid and unenforceable patents and the amount of royalties sought by Asylum.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 21
2. On pages 26, 29 and 30 of your MD&A and on page 15 of your Form 10-Q for the Quarter Ended March 31, 2005, you disclose non-GAAP financial measures consisting of gross profit excluding certain items. While these disclosures may be helpful in describing operating results from period to period, they remove focus from the excluded items. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes. Alternatively, if you elect to retain the current disclosures, revise future filings to comply with the requirements of Item 10(e) of Regulation S-K. We refer you to SEC Release 34-47226. Please provide us with a sample of the disclosures you intend to include in future filings. Please note this comment also applies to your Form
10-Q as of March 31, 2005.
Item 9A. Controls and Procedures, page 45
3. We note your disclosure that "as a result of the discovery by management of improper accounting entries made at its TurboDisc business unit which led to adjustments requiring the restatement of the Company`s financial statements for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, management has now determined that a deficiency existed in the internal control over financial reporting at the end of such quarterly periods." We also note your disclosure on page F-40 of your financial statements that
"there was no evidence found of embezzlement or diversion of corporate assets" as a result of your internal investigation. Please respond to the following comments:

* Tell us in greater detail the nature of the improper accounting entries.

* Please tell us what your investigation concluded as to the reasons why these improper accounting entries were made.

* Clarify whether this issue was determined to be a significant deficiency or a material weakness, as those terms are defined in paragraphs 9-10 of PCAOB Auditing Standard No. 2. Please provide us with a basis for the determination.

* Describe in detail the specific corrective actions you have taken.
Tell us what you mean when you discuss the implementation of "a new accounting system and attendant control process." Describe the new controls put in place and why you believe these will prevent future occurrences.

Item 13.  Certain Relationships and Related Transactions
4. In future filings, please describe in detail the material terms of
the agreement with Mr. Scherr, such as the length of the
agreement,
payment terms and what "certain other matters" cover. Also, please file this agreement as an exhibit.
5. In future filings, please discuss the nature of the services provided by Mr. Simone.
Consolidated Statements of Operations, page F-6
6. We note your disclosure on page 12 that approximately 17% of your
net sales for the year ended December 31, 2004 constituted
revenues
from part sales, service and support. If service revenue is in excess of 10% of your total revenue in future filings, revise this statement to separately present service revenues and the related cost of services as required by Item 5-03(b)(1) and (2) of Regulation
S-X.
Note 1. Description of Business and Significant Accounting
Policies,
page F-9
Long-Lived Assets, page F-11
7. Please revise future filings to include the disclosures
required
by paragraph 45(a) and (b) of SFAS 142 related to your intangible assets.
Goodwill, page F-12
8. Please revise future filings to include the changes in goodwill for each period for which a statement of financial position is presented in accordance with paragraph 45(c) of SFAS 142. We note you currently disclose only the changes in goodwill for the most recent period.
Note 2.  Business Combinations and Basis of Presentation, page F-
17
Manufacturing Technology, Inc., page F-17
9. We note that you acquired certain assets and liabilities of Manufacturing Technology, Inc. on October 5, 2004. Please tell us whether these operations were included in your assessment of the effectiveness of your internal controls over financial reporting as of December 31, 2004.

Note 8. Foreign Operations, Geographic Area and Product Segment Information, page F-37
10. We note on page F-38 that you evaluate your performance based on
EBITA. Please tell us and revise future filings to provide a detailed explanation of your measurements of segment profit or loss in accordance with paragraph 31 of SFAS 131.
11. It appears that you are reporting a measure of segment profit for each segment and then reconciling that measurement to EBITA. Please revise future filings to include a reconciliation of your segment profit measure to consolidated income (loss) before income taxes, as required by paragraph 32(b) of SFAS 131.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	You may contact Thomas Dyer at 202-551-3641 or Kevin Vaughn at
202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3602 with any other questions.

							Sincerely,



							Thomas A. Jones
							Senior Attorney





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John F. Rein, Jr.
Veeco Instruments, Inc.
July 28, 2005
Page 5